475 Half Day Road, Suite 210

Lincolnshire, IL  60069

January 30, 2009

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549

Re:

RathGibson, Inc.
Form 10-K for fiscal Year Ended January 31, 2008
Forms 10-Q for Fiscal Quarters Ended April 30, 2008,
July 31, 2008 and October 31, 2008

File No. 333-134875

Dear Mr. Decker:

On behalf of RathGibson, Inc. (“RathGibson” or the “Company”), set forth below is the Company’s response to your letter of comment dated January 8, 2009 to Barry C. Nuss, Chief Financial Officer of the Company, relating to the above-captioned filings.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  For your convenience, we have repeated each comment below in bold followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response.  With the exception of the comment below that specifically requests an amendment, all other revisions may be include in your future filings, including your interim filings where appropriate.

Where a comment has requested additional disclosure or other revisions, the Company has included such proposed revisions, where appropriate, in its responses to the

Securities and Exchange Commission

January 30, 2009

comments.  The Company acknowledges that the revisions will be included where appropriate in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 27

Periods from February 1, 2007 through June 15, 2007 and June 16, 2007 through January 31, 2008 as compared to the Periods from February 1, 2006 through February 7, 2006 and February 8, 2006 through January 31, 2007, page 29

2.

Please discuss with quantification the business reasons for changes between periods in the net sales and income (loss) from operations of each of your segments as disclosed in your segment footnote on page 66. Please also revise your segment footnote to include information about segments before elimination of intercompany sales and discuss which segments buy and sell to which other segments.  Please also convey the impact of these intercompany transactions on each segment’s expenses as well.  See paragraph 31 of SFAS 131.

The Company will expand its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosures in future filings to include, where possible, additional information with quantification on business reasons for significant changes between periods in net sales, gross profit and selling, general and administrative expenses of each of the Company’s reportable segments.

The Company believes the current presentation of net sales to external customers and intersegment net sales within its reportable segment footnote in the fiscal 2009 interim filings is in compliance with paragraph 27 of SFAS 131 and provides a basis for the Company’s MD&A discussion.

Below is a draft of the footnote contemplated to be included in the Form 10-K for the fiscal year ended January 31, 2009 concerning intersegment transactions and their impact on each reportable segment’s expenses:

“The Company’s Louisiana segment is primarily a distribution business where a significant portion of its products are purchased from the New Jersey and Arkansas segments.  Additionally, the Company’s reportable segments may from time to time record sales transactions with other reportable segments, however, these products are sold at burdened cost.  The Wisconsin segment includes corporate expenses and assets such as certain general and administrative expenses, international selling expenses, depreciation and interest expense.”

Financial Statements

Securities and Exchange Commission

January 30, 2009

(2) Summary of Significant Accounting Policies, page 51

Cash, page 52

3.

Please disclose the amounts of any books overdrafts as of each balance sheet date.  Please also present changes in book overdrafts between periods as a separate line item in your statement of cash flows.

Below is a draft of the footnote contemplated to be included in the Form 10-K for the fiscal year ended January 31, 2009 concerning our controlled disbursement cash accounts and book overdrafts:

“The Company utilizes controlled disbursement cash accounts which are funded when outstanding checks are presented for payment and an overdraft is the normal book balance.  The Company's policy has been to fund these outstanding checks as they clear through the banking system with customer receipts and borrowings under its Revolving Credit Facility.  The Company accounts for such outstanding checks that have been issued but not yet cleared through the banking system by reporting them as accounts payable in its Consolidated Balance Sheets and including the change in such amounts in cash flows from operating activities in its Consolidated Statements of Cash Flows.  Outstanding checks included in accounts payable at January 31, 2009 and January 31, 2008 amounted to $x and $x, respectively.”

Additionally, the Company acknowledges that it will expand its supplemental cash flow information footnote to include the amount of change in outstanding checks included in accounts payable for each respective period.

Regarding the statement of cash flows presentation of outstanding checks included in accounts payable, the checks issued under the Company’s controlled disbursement accounts substantially relate to payment for inventory purchases and other operating expenses.  These constitute the primary operating activities of the Company’s business.  For this reason and the fact that any resulting book overdrafts do not result in bank overdrafts, the Company believes that the presentation of these items in accounts payable within cash flows from operating activities with supplemental disclosure of the change in these outstanding checks in the footnotes is appropriate under the circumstances.

Goodwill and Other Intangible Assets, page 53

4.

Please disclose the accelerated method used to amortize your customer lists.

Below is a draft of the footnote contemplated to be included in the Form 10-K for the fiscal year ended January 31, 2009 concerning amortization of customer lists:

Securities and Exchange Commission

January 30, 2009

“The Company amortizes customer lists principally by an accelerated method over their estimated useful lives of 15 years.  The accelerated method reflects the pattern in which the economic benefits of the customer lists are expected to be realized using assumptions of sales growth and customer attrition rates in relative proportion to the declining cash flows in the original asset valuation.”

(16) Supplemental Cash Flow Information, page 66

5.

Please tell us how you determined that restricted cash proceeds from issuance of the $2 million industrial development revenue bond represent a non-cash investing and financing activity.

The Company has determined that the proceeds from the issuance of the $2 million industrial development revenue bond are restricted by a third party for a special purpose and should not be presented as part of cash and cash equivalents.   The cash was placed directly into a restricted bank account and never received into the Company’s operating bank accounts.  As the restricted cash is not cash and cash equivalents, we believe appropriate classification of the proceeds is as a non-cash investing and financing activity.

Exhibits 31.1 and 31.2

6.

Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, please ensure your certifications include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The Company updated the language of the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K in its Quarterly Reports on Form 10-Q for the interim periods in fiscal 2009 and acknowledges that it will continue to do so in future filings.

7.

Please revise the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) to exclude the individual’s title.

The Company acknowledges that it will remove the certifying individual’s title from the beginning of the certification in future filings.

Securities and Exchange Commission

January 30, 2009

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2008

General

8.

Please address the above comments in your interim filings as well.

The Company acknowledges the proposed revisions discussed above will be included in its interim filings where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35

Critical Accounting Policies, page 47

Goodwill and Other Intangible Assets, page 48

9.

We note that you have recognized significant goodwill and intangible asset charges during the nine month period ended October 31, 2008.  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider also disclosing the following in future filings:

•

The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;

•

A qualitative and quantitative description of the material assumptions used and sensitivity analysis of those assumptions based upon reasonably likely changes; and

•

If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

Below is a draft of the additional disclosures of critical accounting policies contemplated to be included in the Form 10-K for the fiscal year ended January 31, 2009 concerning the accounting for goodwill and intangible assets:

“The Company has determined that its reporting units are the same as its reportable segments.  Under the provisions of SFAS 131, the Company has four reportable segments.  In determining the reporting units under SFAS 142, the Company starts with its reportable segments and evaluates whether the Company is required to identify reporting units one level below the reportable segment level.  Management of the Company does not review discreet financial results for levels below the reportable segment and under SFAS 142,

Securities and Exchange Commission

January 30, 2009

the components of each reportable segment are aggregated and deemed a single reporting unit because they have similar economic characteristics.”

For purposes of the goodwill analysis, the Company performed its assessment of fair value of each reportable unit using a discounted cash flow model.  The Company’s approach is based on a reporting unit’s projection of operating results and cash flows that are discounted using the Company’s cost of capital or market factors.  The basis for the Company’s cash flow assumptions includes historical and forecasted sales, operating costs and other relevant factors including projected cash expenditures.  These assumptions were determined after giving consideration to historical and current economic trends.  Additionally, the Company’s goodwill analysis includes an allocation of certain corporate and international selling expenses to each reportable segment.  For purposes of the tradename analysis, the Company performed its assessment of fair value using an income approach.  The Company’s approach is based on assumptions of sales growth rates and royalty rates for each reporting unit discounted using the Company’s cost of capital or market factors.  Both methods of assessing fair value require significant judgments to be made by management.  Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Exhibits

10.

Please amend your Form 10-Q for the quarterly period ended October 31, 2008 to include certifications of your certifying officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.  Please ensure that your certifications refer to the Form 10-Q/A and they are currently dated.

The Company is a “voluntary” filer in that it does not have any securities registered under Section 12 of the Securities Exchange Act of 1934, and its reporting obligations have been statutorily suspended under Section 15(d) because it had fewer than 300 security holders of record at the beginning of its fiscal year.  The application of Section 906 of the Sarbanes-Oxley Act of 2002 is limited to “issuers” in contrast to “each company filing periodic reports” as mandated in Section 302.  In Question 1, SEC, Division of Corporation Finance, Sarbanes-Oxley Act of 2002, Frequently Asked Questions, at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm, the SEC expressed its view that voluntary filers are not “issuers” under Sarbanes-Oxley.  Accordingly, as a voluntary filer, the Company is not required to file the Section 906 certificates.

Further pursuant to the comment letter dated January 8, 2009, RathGibson acknowledges that:

Securities and Exchange Commission

January 30, 2009

•

the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (847) 276-2471 with any questions you may have regarding the foregoing.

Very truly yours,

Barry C. Nuss

Chief Financial Officer

cc:

Michael G. Schwartz, Chief Executive Officer

RathGibson, Inc.

Ernest Greene, Staff Accountant

Securities and Exchange Commission

Michael L. Pflaum, Esq.

Kelley Drye & Warren LLP

Joseph A. Rock, Partner

KPMG LLP

Joan M. Phillips, Partner

Deloitte & Touche LLP